Exhibit 99.2

ALGOMA STEEL GROUP INC.

(the “Company”)

Annual General Meeting of Shareholders

Held on September 26, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2023 Annual General Meeting of Shareholders of the Company held virtually on September 26, 2023. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated August 1, 2023, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Mary Anne Bueschkens	55,557,536	97.03%	1,702,802	2.97%
Michael Garcia	55,925,295	97.67%	1,335,043	2.33%
James Gouin	54,793,765	95.69%	2,466,573	4.31%
Andy Harshaw	55,787,922	97.43%	1,472,416	2.57%
Ave G. Lethbridge	55,849,496	97.54%	1,410,842	2.46%
Michael McQuade	55,930,706	97.68%	1,329,632	2.32%
Sanjay Nakra	55,459,513	96.86%	1,800,825	3.14%
Eric S. Rosenfeld	55,132,099	96.28%	2,128,239	3.72%
Gale Rubenstein	44,233,074	77.25%	13,027,264	22.75%
Andrew Schultz	55,643,836	97.18%	1,616,502	2.82%
David D. Sgro	54,687,005	95.51%	2,573,333	4.49%

2.	APPOINTMENT OF AUDITOR

Deloitte LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
69,243,567	99.96%	25,277	0.04%

Dated this 26th day of September, 2023.

ALGOMA STEEL GROUP INC.

By:	“Rajat Marwah”
Name: Rajat Marwah
Title: Chief Financial Officer